SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CYTOCLONAL PHARMACEUTICS
________________________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________________________________
(Title of Class of Securities)

23282G105
________________________________________________________________________
(CUSIP Number)

Paul F. Byrne c/o Janssen-Meyers Associates, L.P.
 17 State Street,
NY, NY 10004 	 (212) 742-4200
________________________________________________________________________
(Name, Address  and Telephone Number of Person
 Authorized to Receive Notices and
Communications)

11/2/95
_______________________________________________________________
_________(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed
 a statement on Schedule 13G to report the acquisition which is the subject of this
 Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box_____.

Check the following box if a fee is
 being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.)
  (Sec Rule 13d-7.)

Note:  Six copies of this statement, including
 all exhibits, should be filed with the
Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page
 shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
 securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this
 cover page shall not be deemed to be
filed" for the purpose of Section 18 of the
 Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of Reporting Person
Peter Janssen
_____________________________________________________
S.S. or I.R.S. Identification No. of Above Person


	_____________________________________________________


2. Check the Appropriate Box if a Member of a Group
 (See Instructions before filling out)

a.________	b____X__



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

AF
______________________________________________________

5.  Check Box if Disclosure of Legal Proceedings is
 Required Pursuant to Items
     2(d) or 2(e).

	_____________________________________________________________________________

6. Citizenship or Place of Organization

USA
____________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON  (Questions 7 - 10)

7.  Sole Voting Power

____________________________________________________

8. Shared Voting Power

 840,000 Common Stock
_____________________________________________________


9. Sole Dispositive Power


_____________________________________________________

10. Shared Dispositive Power

840,000 shares Common Stock
_____________________________________________________

11.  Aggregate Amount Beneficially Owned
 by Each Reporting Person

840,000 shares Common Stock
_____________________________________________________

12.  Check Box if the Aggregate Amount in Row
 (11) Excludes Certain Shares
(See instructions before filling out)

NA
_____________________________________________________


13. Percent of Class Represented by Amount in Row (11)

 	10.8%
______________________________________________________

14. Type of Reporting Person (See instructions before filling out)

 	IN
______________________________________________________